ANNUAL REPORT 2024

UNDER THE WESTERN SKIES

A COLLECTION OF GREAT BANKS

Zions Bancorporation is comprised of a collection of extraordinary, locally led and community-focused banks serving businesses, households and local governments in some of the best growth markets in the nation. We're determined to help build strong, successful communities, create economic opportunity and help our clients achieve greater financial strength through the relationships we develop and the services we provide.





































Salt Lake City, UT

ZIONS BANK.

$14.8B average loans
$21.2B average deposits
$879M total net revenue

San Diego, CA

CB & TRUST CALIFORNIA BANK & TRUST®

$14.3B average loans
$14.6B average deposits
$705M total net revenue

Houston, TX

AmegyBank®

$13.4B average loans
$14.8B average deposits
$671M total net revenue

Phoenix, AZ

NATIONAL BANK OF ARIZONA®

$5.7B average loans
$6.9B average deposits
$288M total net revenue

Las Vegas, NV

NEVADA STATE BANK®

$3.6B average loans
$7.2B average deposits
$249M total net revenue

Denver, CO

VECTRABANK® COLORADO

$4.1B average loans
$3.5B average deposits
$177M total net revenue

Seattle, WA

THE COMMERCE BANK OF WASHINGTON/OREGON

$1.8B average loans
$1.1B average deposits
$71M total net revenue

PERFORMANCE
AT A GLANCE





EARNINGS PER SHARE

Annual earnings per share over the past five years



Year	EPS
2020	3.02
2021	6.79
2022	5.79
2023	4.35
2024	4.95

EARNINGS PER SHARE

Growth in earnings per share indexed to 2019



Indexed: 2019 = 100

ZION   Peer Top Quartile   Peer Bottom Quartile

"Our bankers serve customers whose innovative spirit and determination to build and to grow are as inspiring as the skies and landscapes that have beckoned pioneering people to the West for over two centuries.

We're proud to be their partners in helping to create some of the most vibrant local economies and livable communities in the nation *– and indeed, the world*."

Harris Simmons | *Chairman and CEO*

TO OUR STAKEHOLDERS

CHAIRMAN'S MESSAGE

This past year has been one of resilience and recovery from the lingering after-effects and challenges posed by the failures of Silicon Valley Bank, Signature Bank, and First Republic Bank in the spring of 2023. Despite the initial impact on our deposit costs, we have made significant strides in strengthening our financial position. Our annualized net interest income has shown steady improvement as customer deposits stabilized and grew, and spreads improved, creating a strong foundation for continued growth and success in the coming year.



FINANCIAL PERFORMANCE



As noted, the 2023 bank failures adversely impacted funding costs for regional banks in particular — a phenomenon that continued into 2024. While there was steady improvement in the Bank's net interest margin as the year progressed, operating performance was nevertheless modestly weaker in 2024 as adjusted pre-provision net revenue declined 3.3% to $1.131 billion from $1.170 billion the prior year. Adjusted taxable-equivalent revenue was flat to last year, while adjusted operating expenses rose 2%.

Net income available to common shareholders and earnings per share increased 13.7% to $737 million, and 13.8% to $4.95, respectively, due largely to a $79 million reduction in 2024 of the FDIC's special assessment, most of which was incurred in 2023 and charged to all banks with over $5 billion in assets to cover costs associated with the 2023 bank failures; and a $60 million reduction in the provision for credit losses. Our return on average assets was 0.88% and our return on tangible common equity was 16.2%, compared to 0.77% and 17.3%, respectively, in 2023.

ADJUSTED RETURN ON TANGIBLE COMMON EQUITY

Adjusted for securities gains (losses) and substitutes net charge-offs for provision



Average deposits increased 2.6% in 2024, while average loans grew 3.2%. Taxable-equivalent net interest income was unchanged at $2.48 billion, while noninterest income grew 3.4% to $700 million and adjusted noninterest expense grew 2.0% to $2.03 billion. Our total full-time equivalent workforce decreased by 273, or 2.8%.

One of the ways the world may have changed in the wake of the 2023 bank failures involves how management teams think about their strategies for managing interest rate risk, and the role that "maturity transformation" — investing deposits with nominally short-term maturities but with a history of predictable and stable behavior in loans and liquid securities with longer durations — plays in creating value for their banks. We reduced the average size of our investment portfolio by almost $2 billion, or 9.2%, in 2024, and expect to maintain a somewhat shorter duration in the portfolio in the years ahead because of the volatility we saw, particularly with larger deposits, following the failures.

We increased our quarterly common dividend 4.9% to $0.43 per share in the fourth quarter of 2024. We also redeemed $374 million of higher-cost preferred shares and issued $500 million of subordinated debt to better optimize our capital structure.



Credit losses remained well-controlled, with net charge-offs of $60 million, or 0.10% of average loans and leases, compared with $36 million, or 0.06% of loans a year ago. While classified loans — commercial loans with well-defined weaknesses — increased by slightly over $2 billion during the year, owing to the slower lease-up of multi-family and other commercial real estate properties and a change in methodology to place less emphasis on guarantor and sponsor support, nonaccrual loans, which have been identified as having the potential for actual loss, increased a modest $75 million during the year, to 0.50% of total loans from 0.39% of loans a year ago.

Looking back several quarters, there was concern among some economists and investors that the economy would slide into recession in 2024, and that commercial real estate loans — and particularly those secured by office properties — would experience higher levels of losses. This did not materialize. The U.S. economy grew 2.8% in 2024, and total net losses in our $13.5 billion commercial real estate loan portfolio totaled a meager $8 million in the past year, or 0.06% of loans. Realized losses on office loans have been similarly low: cumulative losses over the past three years on this nearly $2 billion portfolio have been a mere $9 million.

 **NEVADA STATE BANK**®

"Nevada State Bank has proudly served the community for 65 years, becoming a trusted partner to countless individuals and businesses.

Nevada State Bank's dedication to providing exceptional financial services has made a significant impact on the community, truly understanding the unique needs of Nevada."

Joe Lombardo | *Governor of Nevada*





BEGINNING
OF A NEW ERA

As we enter 2025, we find ourselves on the threshold of what should be a very productive and profitable period for us.

About a dozen years ago, not long after the passage of the Dodd-Frank Act, we held a series of town hall meetings with our employees in which the fundamental theme was "Pardon Our Dust." In the aftermath of the Financial Crisis and the ensuing Great Recession, we found ourselves designated as a "Systemically Important Financial Institution" by virtue of our size at just over $50 billion in total assets. We had accordingly become subject to the "Enhanced Prudential Standards" contained in Section 165 of the Dodd-Frank Act, and subsequently to the Office of the Comptroller's "Heightened Expectations" standards. These regulations, along with our own initiatives to adapt to the post-2008 world, led to a fundamental overhaul of our risk management organization

and substantive upgrades to our internal controls and risk management framework. They also led to a much greater focus on credit concentrations and a strengthening of our credit organization, as well as the development of centralized capabilities to better underwrite and service consumer and small business loans, and to manage deposit operations. At the same time, we embarked on the largest technology project in the Bank's history, replacing our core systems for consumer, commercial and commercial real estate loans, together with all our deposit systems in a project we dubbed "FutureCore."

The completion of the FutureCore project this past summer was a true milestone for the Bank. It was the most ambitious technology project in our history, and without question one of the most ambitious technology projects undertaken



ZIONS BANK.

"The success of the Women's Leadership Institute and its impact on women in the state of Utah

could not have been achieved without the support and vision of Zions Bank."

Patricia Jones | *CEO*
Women's Leadership Institute







in the industry over the past decade. I'm incredibly proud of the many talented people in our organization — at its peak the project engaged over 500 employees and contractors — who brought this to the finish line.

FutureCore was in turn the catalyst for a total overhaul and simplification of numerous processes which have been chronicled in these letters in recent years. We dramatically rationalized our deposit product set, creating consistency in each market. We consolidated many back-office functions, including our loan operations, which had been operated in a decentralized manner. We devoted much energy to organizing and cleansing data and building a strong data governance organization that will serve us well in an era of artificial intelligence.

During this time, we also simplified our organization, consolidating our various bank charters — while continuing to maintain the local brands and management structure that keep us deeply rooted in the communities we serve — and eliminating our holding company to streamline our regulatory oversight.

Additionally, in recent years, we have modernized the "front end" digital banking applications used by both consumer and businesses customers, and have digitized new account opening, as well as the processes for applying for and approving virtually all consumer, mortgage and small business loans. We've also completed the transition to a single, uniform version of the customer relationship

management system that serves as the communication hub for almost all customer calling and internal referral activity.

In short, the past several years have been a period of massive internal change, the likes of which I believe have been unmatched by virtually any other larger bank in the industry. We recently conducted a "core systems" day, attended by a variety of midsize and larger banks from across the country, who came to see what we've accomplished, and to glean tips on how they might think about approaching their own needs to replace aging systems. It was a reminder that we've completed what many other banks are realizing they need to begin.

Recently, we held another series of town hall meetings across our Western footprint. The message delivered was that, after

COMMON EQUITY TIER 1 RATIO

At year end







BUILDING STRONGER COMMUNITIES THROUGH SUPPORTING LOCAL CAUSES

Vectra Bank's community support reflects our commitment to meaningful engagement and leadership. We're honored to support countless organizations throughout Colorado and New Mexico, supporting causes such as financial literacy, affordable housing, economic development, and health and human services. Initiatives such as this foster a sense of community and giving among employees.

In 2024, Vectra Bank sponsored the Girl Scouts of Colorado's Women of Distinction event, honoring women for their contributions to the community and to champion the dreams of girls everywhere. The event raised more than $400,000 to help support ongoing programs and services that impact more than 15,000 girls state-wide, in areas such as STEM, entrepreneurship, outdoors, and life skills.



a long period of intense internal focus, the successful completion of FutureCore and many other foundational renovations, we're now positioned to more intentionally focus outwardly, and to reap the benefits of this long period of investment by providing better products and services and building even stronger relationships with customers.

Our "outward focus" this coming year will largely center on improving the product sets for consumers and small businesses, and more effectively marketing them through our call programs and a combination of more focused communications and ever-stronger banker-client relationships, paired with digital delivery.

One of the most fundamental learnings from the bank failures of 2023 is the importance of having a granular, "sticky" foundation of insured deposits — the absence of which was a common thread in all three of the large bank failures. These deposits are found most notably in consumer and small business accounts.

In 2025, we will be reintroducing a modern version of a package of products and services designed for affluent consumers that was a mainstay of our offering years ago. The Gold Account will provide many of our best customers with a full package of banking services, including discounts on loans, better rates on savings and money market accounts, free access to any ATM across the country, a free safe deposit box (subject to availability), discounts on wealth management services, and more. We believe we have a strong competitive position, particularly in markets where we have somewhat greater name recognition, including many rural markets, and that "share of mind" can lead to greater "share of market" when great products are offered; and that the economics of consumer deposit accounts, particularly in an age where most transactions are processed digitally, are very attractive.

There's great opportunity to materially increase our sale of wealth management services to "mass affluent" clients. We'll be significantly increasing our focus on introducing clients to our Wealth Select offering, which is supported by a suite of products designed for clients with between $100,000 and $1 million of investable assets.

We'll also be focusing on increasing our small business lending, including the loans we make in partnership with the U.S. Small Business Administration. In the SBA's 2024 fiscal year, we were the 20th largest lender in the nation as measured by number of loans made under the SBA's 7(a) program. We expect over the next two to three years to rank among the top 10 lenders in the program. In achieving this goal, we also expect to materially increase our production under the SBA's 504 program, as well as conventional small business lending. We market these products in tandem with a focus on developing a full relationship with small businesses, providing them with a small business credit card, a suite of treasury management products tailored for small businesses, and more.

I regularly remind our bankers that the greatest satisfaction they'll find in their careers won't come from managing our participation in a large, syndicated credit to a name-brand company. It will come from helping entrepreneurs who've put all their savings into starting small businesses and helping them build successful and durable businesses that not only change the owners' lives but provide jobs for countless families and build prosperous local communities. What we do is critical to the realization of the American Dream for many of our customers, and the relationships we build and the advice we provide as these companies grow creates value for both our customers and for the Bank.

Our mission to help build great small businesses is consistent with our vision of banking as being a very local business. Our employees volunteer tens of thousands of hours and provide leadership for numerous charities and local initiatives. For example, Zions Bank employees paint and freshen up scores of homes for their elderly, disabled and veteran neighbors every year during their Paint-a-Thon event. Our California colleagues participate in "Give Week," during which they supported 42 nonprofit organizations engaged in financial literacy, community cleanups, sorting donations to food banks, and more. Nevada State Bank was the foundational sponsor for Junior Achievement's Inspiration Center in Las Vegas last year, tripling the organization's ability to serve Clark County School District students in one of the largest programs of its type in the country. The list goes on. I'm proud to be associated with our thousands of bankers who take to heart the notion that our bank is here for the purpose of building better neighborhoods, towns and cities — and doing so with not only our balance sheet but with our hearts, minds and shoulders.



We regularly survey customers, using the Net Promoter Score® (NPS) methodology, and find that our customers love doing business with us. This past year, our NPS score for consumers was just over 60, and for small businesses the score was just under 55. As any result greater than 50 is considered excellent, these are very strong showings, and we expect that with a greater focus on improving our product set, these outcomes will be even better. We also pay attention to the surveys conducted by Coalition Greenwich, a leading research organization that interviews approximately 27,000 businesses nationwide each year to ascertain banks' performance in a variety of categories. Zions finished third overall, receiving 13 Small Business Excellence Awards in 2024, and seven Middle Market Excellence Awards. We're one of only three banks in the United States to average more than 16 such awards since the program's inception in 2009.

Last year our branch-based bankers made 120,000 calls to customers — primarily small business owners — simply to express their appreciation for the business they do with us. These are deliberately not sales calls, though frequently our people find that we can be of help in solving a problem or providing a product or service. The point is, we really work at building relationships with our clients — relationships we hope will last for years.

We're highly regarded in the communities we serve, and our local marketing teams have done an admirable job in building our brands' reputations in local markets. But we can do a better job with product marketing and have established a corporate marketing function to complement these local marketing capabilities. We've hired a talented Chief Marketing Officer — the first in our history since becoming a multistate organization — with a charge to better communicate to prospects what our customers already know: that we're a terrific bank and a refreshing and more personal alternative to some of the large national brands. We'll significantly increase our marketing spend in the coming year, consistent with our outward focus on profitable growth.



NATIONAL BANK OF ARIZONA®

EMPOWERING THE NEXT GENERATION BY EXPANDING FINANCIAL LITERACY

National Bank of Arizona has proudly partnered with Junior Achievement of Arizona for the past seven years, contributing to the development of 190,000 students annually. As part of a national network of business and community volunteers, the bank's associates help young people build the competence, confidence, and character needed for success in school, work, and life. By sharing their personal and professional experiences, National Bank of Arizona volunteers make a significant impact, bridging the gap between classroom learning and real-world application. A recent Junior Achievement Day saw 22 dedicated associates participating, showcasing their commitment to empowering the next generation. The accompanying photo captures the enthusiasm and dedication of these volunteers as they inspire and guide Arizona's youth.







GROWTH THROUGH ACQUISITIONS

In September, we announced the acquisition of four branches in the Palm Desert, California market, with approximately $700 million in deposits and $400 million in loans, from First-Bank of Lakewood, Colorado. We expect the deal to close in late March. Combined with our own presence in that market, we expect to have the largest market share, behind the three large national players, in this attractive market. It's the type of market position with which we typically thrive, and we look forward to being a much more visible competitor in the Coachella Valley.

Over the past nearly 20 years, we've largely abstained from engaging in acquisition activities, following a period when we were very active. The reasons we slowed our acquisition activities were threefold:

- Following the Financial Crisis and Great Recession, short-term interest rates were very close to zero for a prolonged period, and the industry was awash with liquidity, rendering the value of core deposits, and the desirability of acquiring them, quite low.

- Many, if not most, of the larger community banks and smaller mid-size banks that might have otherwise been attractive to us had excessive concentrations of commercial real estate exposure. Given the fact that we were already constraining the pace of commercial real estate loan growth relative to the rest of our portfolio, it didn't make sense to pay a premium for loan portfolios that would have exceeded our appetite.

- We were, as noted, highly focused internally on strengthening the operational and systems foundations of the bank. Any material merger and acquisition activity would have been a significant distraction to teams working on these internal projects.

With core deposits much more valuable — both in generating revenue as well as providing stability — in the present (and I expect future) environment, and with our major systems work behind us, we're now in a better position to consider growth through acquisition. We are not, however, of a mindset that believes acquisitions are necessary for profitability or growth.

I've only once been to a greyhound race, years ago. But I remember being intrigued by how the mechanical rabbit being pursued by the dogs was engineered to stay just ahead of the greyhounds pursuing it. It was tantalizingly uncatchable, ensuring that the dogs' attention was riveted on the prize that was always just beyond reach.

Many acquisitive bankers fall into this same trap, often justifying the next deal by some notion that a little more size will solve all their problems. History shows that just as often, the deal creates more problems than it solves. As I noted in last year's letter, with charts and numbers, size hasn't proven to be the solution to profitability in the industry.

At the same time, acquisitions can make strategic sense when, for instance, the deal allows for the extension of



product capabilities that are lacking at one of the partners to the transaction, or when they enable a bank to improve *internal* economies of scale. It is generally true, for example, that while absolute size doesn't necessarily lead to greater profitability, having larger average deposit totals per branch — something that can be accelerated through branch consolidations in an acquisition — usually does lead to such a result.

We live in a time when the industry is likely to see more consolidation, and especially among the remaining several thousand community banks in the United States. Should we engage in such activity (something a long-ago *Economist* magazine cover impishly labeled "mergers and impositions"), it won't be because we're fond of sheer size, but rather out of a desire to build an organization that prizes long-term client relationships and a granular and highly profitable deposit base.

TOTAL COST OF DEPOSITS

At December 31, 2024



— ZION   — Peer Strongest Quartile   — Peer Weakest Quartile

AmegyBank®

"For 34 years, the Amegy team has contributed more than $11.3 million and countless volunteer hours from all levels of the organization to United Way of Greater Houston.

Amegy Bank is a true champion for our community, helping families and individuals gain the financial foothold they need to thrive."

Amanda McMillian | *President and Chief Executive Officer*
United Way of Greater Houston





THE COMMERCE BANK
OF WASHINGTON/OREGON

"The new partnership with The Commerce Bank has significantly benefited the YMCA. By streamlining our debt and refinancing most loans, we've improved our immediate cash flow and simplified loan administration. This partnership has not only enhanced our financial stability but also fostered a supportive relationship.

The Commerce Bank team is genuinely invested in the YMCA, offering support through philanthropy, volunteer opportunities and special events."

Mai Nguyen | *CFO/COO*
YMCA of Greater Seattle





REGULATORY REFORM

We have a new era upon us also in the form of major changes in the leadership at the federal banking regulatory agencies, and of course with a new Republican Congress and Administration that might be expected to generally be more hospitable to the traditional commercial banking industry.

Years ago, an experienced bank lawyer at a Washington, D.C. firm suggested to me that the Senate Banking Committee and the House Financial Services Committee attract members, particularly on the Democratic side of the aisle, who tend to be more liberal than others in the same party. His premise was that these committees oversee not only the financial system, but also government policy and programs pertaining to housing issues — something that's particularly important in urban areas where poverty and attendant social issues are more pronounced and that tend to vote for more liberal candidates.

Whether true or not, it's certainly been the case that the deluge of rules, guidelines, and regulation-by-supervision that have come out of Washington in recent years — often overreaching or totally unfocused on the fundamental safety and soundness of the industry — has seemed excessive and bent toward achieving social goals at the cost of allowing the market to operate freely. Traditionally, major new laws and regulations have followed in the wake of severe dislocations in the economy or in the industry. What's been notable about the onslaught of new regulations in recent years is that they have not, by and large, been precipitated by such stresses, or at least they have largely not been focused on dealing with the root causes of events such as the failure of Silicon Valley Bank, et al.

At the same time, the major banking industry trade associations, emboldened by last year's Supreme Court decision ending "Chevron deference" — a 40-year practice whereby courts deferred to federal agencies' interpretations of ambiguous laws — have become much bolder in challenging some of these regulations in court. In recent months, for example, the American Bankers Association, the Bank Policy Institute and others have challenged the Federal Reserve's opaque Stress Testing framework; the Consumer Financial Protection Bureau's (CFPB) Overdraft Final Rule; the CFPB's Open Banking rule; and the joint rulemaking from federal regulators with respect to the Community Reinvestment Act. Others have similarly filed lawsuits against the Securities and Exchange Commission over some of their recent rules.

Litigation has become almost fashionable: last year former Federal Reserve Vice-Chairman Randy Quarles said of such litigation, "suing a federal agency isn't a declaration of war. In my opinion it's more like consulting the dictionary in a game of Scrabble."

Much of the challenge of complying with a dizzying array of new rules is found in the sheer complexity of reengineering systems, policies and processes across an organization to ensure compliance. With only 24 hours in a day, and limited budgets, innovations and customer-focused activities can all-too-quickly be subordinated to non-discretionary new regulatory requirements. The sentiment of many in the industry is that they're simply worn out by the pace of what has sometimes seemed like senseless change. Whatever one thinks of the new administration in Washington, most bankers will enjoy being able to pivot back to a focus on our own priorities — priorities that usually focus on better serving customers.

The excessive and growing regulation found in banking is certainly one of the primary reasons we've seen staggering growth in private credit markets in recent years — a market of over $2 trillion in size by most estimates and growing much more quickly than traditional bank assets. Given the funding cost advantages banks have — with federally-insured deposits constituting a substantial portion of total funding sources — it's logical to conclude that private credit is growing because of weaker terms, fewer covenants, thinner capitalization, or a combination of these factors. McKinsey & Company pegs the addressable market for private credit at some $30 trillion. This fundamentally unregulated sector of the financial services industry poses increasing risk to our economy and to the financial system. Though investors are usually required to lock up their funds for five to 10 years, there will be a day of reckoning, especially if this sector continues to grow as rapidly as it has in recent years. Thoughtful policy would attempt to create conditions conducive to carrying more of these assets on bank balance sheets, with the attendant regulation of safety and soundness, and access to central bank liquidity facilities.



With the creation of President Trump's Department of Government Efficiency (DOGE), some have speculated that the time may be ripe for streamlining the Rube Goldberg contraption that is the federal banking regulatory framework. If anyone at DOGE is taking notes, my vote would be to have the Federal Reserve System focus solely on monetary policy; to have the FDIC responsible for all federal deposit insurance and resolution activities; and have the Office of the Comptroller of the Currency responsible for all federal examination and supervision activities. The National Credit Union Administration should be disbanded, with its activities folded into the FDIC and OCC, as was done years ago with the Office of Thrift Supervision and the Federal Savings and Loan Insurance Corporation.

Such a redistribution of responsibilities would bring the traditional strengths of each agency to the fore. The savings would be substantial, and the focus and greater consistency it would bring in overseeing banks and other insured depository institutions could only be helpful.



DEPOSIT INSURANCE REFORM

Probably the most urgently needed reform pertains to federal deposit insurance. Since the insurance limit was raised to $250,000 in July 2010, inflation has eroded the real value of deposit insurance such that its buying power today is only $172,000 — a 31% decrease and shrinking further each year.

Truth be told, the deposits at the nation's largest banks have been demonstrated to be fully insured, de facto, due to the systemic risk posed by the collapse of a large institution. When Silicon Valley Bank failed in March 2023, its total deposits were about $175 billion. Today, the deposits of all U.S. banks with over $200 billion in assets amount to 66.5% of the industry's total deposits. As we've seen, and as the market intuitively knows, these deposits are implicitly insured by the federal government. The insured deposits of the remaining banks with assets of less than $200 billion constitute 21.9% of the industry's total deposits. These explicitly insured deposits, combined with the system's implicitly insured deposits, thus constitute 88.4% of total banking industry deposits. The remaining 11.6% or so — by any definition a relatively small portion of the total — is where all the volatility arises during times of stress, as larger uninsured depositors in the smaller banks move funds to the largest implicitly insured banks. It's truly a case of the tail wagging the dog.

Furthermore, the migration of large deposits to "too-big-to-fail" banks — something that could be largely mitigated through insurance reform — results in a greater concentration of deposits, and thus risk, in a handful of institutions. Insuring all bank deposits would bring stability and a much more level playing field to the industry. It would encourage more new bank startups, and any incremental "moral hazard" would be small relative to any perceived to exist today. (I've long believed that "moral hazard" is much more imagined than real, and especially when management teams have a significant sum of their own money invested in the business, as is so often the case in smaller banks).

This is an easily solvable problem, if there's such a thing with any problem that requires Congressional action. The solution would dramatically reduce liquidity risk and improve consumer confidence in times of crisis.





"Thank you to California Bank & Trust for partnering to make our communities more resilient, especially during times of crisis. With California Bank & Trust's generous donation, the American Red Cross, alongside our partners, is able to support families who experienced the heartbreaking devastation from the Los Angeles wildfires,

bringing relief, resources, and a sense of hope to those who need it most.”

Sean Mahoney | *Regional Chief Executive Officer*
American Red Cross Southern California Region





LOOKING TO THE FUTURE

We find ourselves also at the dawn of a new era in which artificial intelligence, or AI, will play a rapidly increasing role in business, and in our lives. The release of ChatGPT to the public on November 30, 2022, introduced a new technology that promises to revolutionize much of the world's work, including that done by knowledge workers — people who create value through their ability to think analytically and who use their expertise and wisdom to solve problems. The amount of investment, and the pace of change in producing more powerful models, is staggering.

Like most all other organizations, we're investigating and experimenting with Generative AI use cases that will help deter and discover fraud, eliminate rote work and create better customer experiences. While AI has enormous potential, it also has limitations. Generative AI has challenges with explainability and "hallucinations." We're in the early innings, and progress will likely come quickly.

Some posit that "Agentic AI's" will create personal assistants that will so optimize consumers' lives that industries like banking will experience severe margin erosion. No doubt we'll continue to see advances that will fundamentally change our industry, and people's lives. At the same time, I think back to the enactment of the Depository Institutions Deregulation and Monetary Control Act of 1980, which among other things phased out "Regulation Q," which had capped the interest rates banks could pay on deposits and led to the creation of money market accounts that have become a staple of most banks' funding.

I wouldn't have believed, when Reg Q was set on its path to repeal, that Zions Bancorporation's proportion of noninterest-bearing deposits, which in 1980 constituted about 25% of total deposits, would, 45 years later, be 33% of deposits.

I also think back to a lesson I learned from a business school professor many years ago, as we were discussing a case study involving a well-known consumer product. As an economics major, I suggested that if consumers behaved rationally, they wouldn't buy the product, which was more expensive than its generic alternative. The professor looked at me and asked whether I brushed my teeth with baking soda. I replied, of course, that I did not. He said, "If you were rational, you would."

Markets are amazingly good at sorting through change and ensuring that business and pricing models adapt to new technologies and evolving customer behaviors. I believe that AI will be but one more advancement that provides value for





customers while making us more efficient at serving them, and that personal relationships and solutions provided by trusted advisors and trusted brands will long be of value to them. Well-run banks focused on doing all they can to help their customers succeed will be here for a very long time.

On behalf of the nearly ten thousand talented people with whom I have the privilege of working every day, I want to thank you for your support and for your investment. As one who has the great majority of my own net worth invested in Zions Bancorporation's future, I both appreciate that support, and along with our team I'm committed to doing everything I can to deliver value for all of us as investors, as well as to our customers, our employees, and the communities in which we live and work.

Respectfully,

Harris Simmons
Chairman and CEO
February 12, 2025

FINANCIAL HIGHLIGHTS[1]

(Figures in millions, except per share amounts)	2024/2023 Change	2024	2023	2022	2021	2020
For the Year	%					
Net interest income	-	$ 2,430	$ 2,438	$ 2,520	$ 2,208	$ 2,216
Noninterest income	+3	700	677	632	703	574
Total net revenue	-	3,130	3,115	3,152	2,911	2,790
Provision for credit losses	-45	72	132	122	(276)	414
Noninterest expense	-2	2,046	2,097	1,878	1,741	1,704
Adjusted pre-provision net revenue[1]	-3	1,131	1,171	1,312	1,121	1,144
Net income	+15	784	680	907	1,129	539
Net earnings applicable to common shareholders	+14	737	648	878	1,097	505
Per Common Share						
Net earnings - diluted	+14	4.95	4.35	5.79	6.79	3.02
Tangible book value at year-end	+20	33.85	28.30	22.79	39.62	38.42
Market price - end	+24	54.25	43.87	49.16	63.16	43.44
Market price - high	+15	63.22	55.20	75.44	68.25	52.48
Market price - low	+107	37.76	18.26	45.21	42.12	23.58
At Year End						
Assets	+2	88,775	87,203	89,545	93,200	81,479
Loans and leases, net of unearned income and fees	+3	59,410	57,779	55,653	50,851	53,476
Deposits	+2	76,223	74,961	71,652	82,789	69,653
Common equity	+15	6,058	5,251	4,453	7,023	7,320
Performance Ratios		%	%	%	%	%
Return on average assets		0.88	0.77	1.01	1.29	0.71
Return on average common equity		13.1	13.4	16.0	14.9	7.2
Return on average tangible common equity[1]		16.2	17.3	19.8	17.3	8.4
Net interest margin		3.00	3.02	3.06	2.72	3.15
Net charge-offs to average loans and leases		0.10	0.06	0.07	0.01	0.22
Total allowance for credit losses to loans and leases outstanding		1.25	1.26	1.14	1.09	1.56
Capital Ratios at Year End		%	%	%	%	%
Common equity tier 1 capital		10.9	10.3	9.8	10.2	10.8
Tier 1 leverage		8.3	8.3	7.7	7.2	8.3
Tangible common equity to tangible assets		5.7	4.9	3.8	6.5	7.8
Other Selected Information						
Weighted average diluted common shares outstanding	-	147.2	147.8	150.3	160.2	165.6
Dividends declared, per share	+1	1.66	1.64	1.58	1.44	1.36
Common dividend payout ratio[2]		33.6%	37.8%	27.3%	21.1%	44.6%
Capital distributed as a percentage of net earnings applicable to common shareholders[3]		38%	46%	50%	94%	59%
Efficiency ratio[1]		64.2%	62.9%	58.8%	60.8%	59.4%

[1]This table includes certain non-GAAP measures. See "Non-GAAP Financial Measures" on page 23 for more information.

[2]The common dividend payout ratio is equal to common dividends paid divided by net earnings applicable to common shareholders.

[3]This ratio is the sum of the dollars of common dividends paid and dollars used for share repurchases for the year, divided by net earnings applicable to common shareholders.

NON-GAAP FINANCIAL MEASURES

(Figures in millions, except per share amounts)		2024	2023	2022	2021	2020
Pre-Provision Net Revenue (PPNR)						
(a)	**Total noninterest expense (GAAP)**	$ 2,046	$ 2,097	$ 1,878	$ 1,741	$ 1,704
	LESS adjustments:					
	Severance costs	3	14	1	1	1
	Other real estate expense, net	(1)	-	1	-	1
	Amortization of core deposit and other tangibles	7	6	1	1	-
	Restructuring costs	-	1	-	-	1
	Pension termination-related expense (income)	-	-	-	(5)	28
	SBIC investment success fee accrual	1	-	(1)	7	-
	FDIC special assessment	11	90	-	-	-
(b)	Total adjustments	21	111	2	4	31
(a-b)=(c)	**Adjusted noninterest expense (non-GAAP)**	2,025	1,986	1,876	1,737	1,673
(d)	Net interest income (GAAP)	2,430	2,438	2,520	2,208	2,216
(e)	Fully taxable-equivalent adjustments	45	41	37	32	28
(d+e)=(f)	Taxable-equivalent net interest income (non-GAAP)	2,475	2,479	2,557	2,240	2,244
(g)	Noninterest Income (GAAP)	700	677	632	703	574
(f+g)=(h)	**Combined Income (non-GAAP)**	3,175	3,156	3,189	2,943	2,818
	LESS Adjustments:					
	Fair value and nonhedge derivative gain (loss)	-	(4)	16	14	(6)
	Securities gains (losses), net	19	4	(15)	71	7
(i)	Total adjustments	19	-	1	85	1
(h-i)=(j)	**Adjusted taxable-equivalent revenue (non-GAAP)**	3,156	3,156	3,188	2,858	2,817
(j-c)	**Adjusted pre-provision net revenue (PPNR)**	1,131	1,170	1,312	1,121	1,144
(c)/(j)	Efficiency Ratio (non-GAAP)	64.2%	62.9%	58.8%	60.8%	59.4%
Return on Average Tangible Common Equity						
	Net earnings applicable to common shareholders (GAAP)	$ 737	$ 648	$ 878	$ 1,097	$ 505
	Adjustments, net of tax:					
	Amortization of core deposit and other intangibles	7	5	1	1	-
(a)	**Net earnings applicable to common shareholders, excluding the effects of the adjustments, net of tax (non-GAAP)**	$ 744	$ 653	$ 879	$ 1,098	$ 505
	Average common equity (GAAP)	5,630	4,839	5,472	7,371	7,050
	Average goodwill and intangibles	(1,055)	(1,062)	(1,022)	(1,015)	(1,015)
(b)	**Average tangible common equity (non-GAAP)**	$ 4,575	$ 3,777	$ 4,450	$ 6,356	$ 6,035
(a/b)	Return on average tangible common equity (non-GAAP)	16.3%	17.3%	19.8%	17.3%	8.4%
Adjusted Return on Average Tangible Common Equity						
(a)	**Net earnings applicable to common shareholders, excluding the effects of the adjustments, net of tax (non-GAAP)**	$ 744	$ 653	$ 879	$ 1,098	$ 505
	Adjustments:					
	Provision for credit losses	72	132	122	(276)	414
	Net Charge-offs	(60)	(36)	(39)	(6)	(105)
	Securities Gains/Losses	(19)	(4)	15	(71)	(6)
	Tax impact of adjustments	1	(19)	(21)	74	(64)
(c)	Total Adjustments	(6)	73	77	(279)	239
(a+c)=(d)	**Adjusted net earnings to common shareholders**	$ 738	$ 726	$ 956	$ 819	$ 744
(d/b)	Adjusted Return on average tangible common equity (non-GAAP)	16.1%	19.2%	21.5%	12.9%	12.3%

ZIONS BANCORPORATION, N.A.

BOARD OF DIRECTORS

Harris H. Simmons
Chairman and Chief Executive Officer
Zions Bancorporation

Maria Contreras-Sweet
Managing Member
Contreras Sweet Companies
Rockway Equity Partners

Gary L. Crittenden
Private Investor

Suren K. Gupta
President
Allstate Protection and Enterprise Services

Claire A. Huang
Former Chief Marketing Officer
J.P. Morgan Chase and Company

Vivian S. Lee
Executive Fellow
Harvard Business School

Scott J. McLean
President and Chief Operating Officer
Zions Bancorporation

Edward F. Murphy
Former Chief Financial Officer
Federal Reserve Bank of New York

Stephen D. Quinn
Former Managing Director and General Partner
Goldman, Sachs & Co.

Aaron B. Skonnard
Chief Executive Officer
Pluralsight, Inc.

Barbara A. Yastine
*Former Chair, President and
Chief Executive Officer*
Ally Bank

CORPORATE OFFICERS

Harris H. Simmons
Chairman and Chief Executive Officer

Scott J. McLean
President and Chief Operating Officer

EXECUTIVE VICE PRESIDENTS

Bruce K. Alexander
CEO, Vectra Bank Colorado

Paul E. Burdiss
CEO, Zions Bank

Kenneth J. Collins
Chief Transformation Officer

Eric Ellingsen
CEO, California Bank & Trust

Alan M. Forney
CEO, The Commerce Bank of Washington

Olga T. Hoff
Retail Banking

Christopher Kyriakakis
Chief Risk Officer

Scott A. Law
Chief Human Resources Officer

Eric Lucero
Chief Marketing Officer

Michael MacDonald
Capital Markets

Rena Miller
General Counsel

R. Ryan Richards
Chief Financial Officer

Rebecca K. Robinson
Wealth Management

Terry A. Shirey
CEO, Nevada State Bank

Jennifer A. Smith
Chief Technology and Operations Officer

Mark Stebbings
CEO, National Bank of Arizona

Steven D. Stephens
CEO, Amegy Bank

EXECUTIVE VICE PRESIDENTS *(CONTINUED)*

Derek Steward
Chief Credit Officer

Randy R. Stewart
Mortgage Lending

Lincoln Taylor
Chief Audit Executive

ZIONS' PEER GROUP

BOKF	BOK Financial Corp
CADE	Cadence Bank
CFG	Citizens Financial Group, Inc.
CFR	Cullen/Frost Bankers, Inc.
CMA	Comerica Incorporated
COLB	Columbia Banking System
EWBC	East West Bancorp, Inc
FHN	First Horizon National Corporation
FITB	Fifth Third Bancorp
HBAN	Huntington Bancshares Incorporated
KEY	KeyCorp
MTB	M&T Bank Corporation
PNFP	Pinnacle Financial Partners
RF	Regions Financial Corporation
SNV	Synovus Financial Corp.
WAL	Western Alliance Bancorporation
WBS	Webster Bank
WTFC	Wintrust Financial Corp.

CORPORATE INFORMATION

EXECUTIVE OFFICES

One South Main Street
Salt Lake City, Utah 84133-1109
801-844-7637

ANNUAL SHAREHOLDERS' MEETING

May 2, 2025, 1 p.m. MDT
Zions Bancorporation
Founders Room, 18th Floor
One South Main Street
Salt Lake City, UT 84133

TRANSFER AGENT

Zions Bank
Corporate Trust Department
One South Main Street, 12th Floor
Salt Lake City, Utah 84133-1109
801-844-7545 or 888-416-5176

REGISTRAR

Zions Bank
One South Main Street, 12th Floor
Salt Lake City, Utah 84133-1109

AUDITORS

Ernst & Young LLP
15 W. South Temple
Suite 1800
Salt Lake City, Utah 84101

NASDAQ GLOBAL SELECT MARKET SYMBOL

ZION

OTHER LISTED SECURITIES

Series A Preferred Stock – NASDAQ: ZIONP

DIVIDEND REINVESTMENT PLAN

Shareholders can reinvest their cash dividends in additional shares of our common stock at the market price on the dividend payment date. Shareholders, as well as brokers and custodians who hold our common stock for clients, can obtain a prospectus of the plan on the Zions Bancorporation website at *zionsbancorporation.com* or by writing to:

Zions Bancorporation
Dividend Reinvestment Plan
P.O. Box 30880
Salt Lake City, Utah 84130-0880

CREDIT RATINGS

Credit ratings are updated regularly and may be found on the Zions Bancorporation website at *zionsbancorporation.com*.

SELECTED INDEX MEMBERSHIPS

S&P Midcap 400
S&P 1000
KBW Bank
NASDAQ Financial 100

INVESTOR RELATIONS

For financial information about the bank, analysts, investors and news media representatives should contact:
Shannon Drage
801-844-7637
investor@zionsbancorp.com

ZIONS BANCORPORATION NEWS RELEASES

Our news releases are available on our website at *zionsbancorporation.com*. To be added to the email distribution list, please visit *zionsbancorporation.com* and click on "Email Notifications."

INTERNET SITES

Zions Bancorporation
zionsbancorporation.com

Zions Bank
zionsbank.com

California Bank & Trust
calbanktrust.com

Amegy Bank
amegybank.com

National Bank of Arizona
nbarizona.com

Nevada State Bank
nsbank.com

Vectra Bank Colorado
vectrabank.com

The Commerce Bank of Washington
tcbwa.com

The Commerce Bank of Oregon
tcboregon.com

In addition to this report, please see our website zionsbancorporation.com for our Form 10-K, proxy, and corporate responsibility report.

This document may contain statements that could be considered "forward looking." Readers should review the forward-looking statement disclaimer of Zions' Annual Report on Form 10-K, which can be found on the website at zionsbancorporation.com and applies equally to this document. Certain financial measures containing descriptive words such as "core" or "adjusted" are subject to the Non-GAAP Financial Measures table, which can be found on page 23.

ZIONS BANCORPORATION